UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-16463
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826

(Address of principal executive offices)	(Zip Code)

Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of financial condition of Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2010 and 2009, and the income and changes in plan equity for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
St. Louis, Missouri
March 30, 2011

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2010	2009
ASSETS
Participant deposits due from Peabody Energy Corporation	$2,778,336	$2,629,548

LIABILITIES
Stock purchase payable	2,778,336	2,629,548

PLAN EQUITY	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year Ended December 31,
	2010	2009	2008
ADDITIONS TO NET ASSETS:
Participant contributions	$5,685,388	$5,413,004	$4,613,150

DEDUCTIONS FROM NET ASSETS:
Contributions held for future stock purchases	(2,778,336)	(2,629,548)	(2,199,610)
Contributions used for stock purchases	(2,907,052)	(2,783,456)	(2,413,540)

NET CHANGE IN PLAN EQUITY	—	—	—

PLAN EQUITY:
Beginning of year	—	—	—

End of year	$—	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2010, 2009 and 2008
1. Description of the Plan
The following description of the Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan (the Plan), sponsored by Peabody Energy Corporation (the Company), provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
General
The Plan is an employee stock purchase plan, established on May 22, 2001, that enables eligible employees of the Company and certain of its subsidiaries (Participating Subsidiaries) to purchase Company common stock at a discount from fair market value. The purchase price is equal to 85% of the lower of the fair market value of the common stock on the first or last day of an offering period, as defined in the Plan. Fair market value is the closing price on each of the applicable dates as quoted on the New York Stock Exchange. Each plan year begins on January 1 and contains two serial offering periods of six-month duration. Subsequent six-month offering periods automatically commence unless otherwise specified by the Plan administrator. Purchased shares of common stock are issued by the Company to participant brokerage accounts maintained outside of the Plan by the Plan custodian. Common stock purchased under the Plan may be newly issued or sold from treasury stock.
There are 5.0 million common shares authorized for purchase under the Plan, of which 2.6 million common shares were purchased as of December 31, 2010, leaving 2.4 million common shares available for purchase in the future. In January 2011, 0.1 million common shares were purchased under the Plan for the six-month offering period ended December 31, 2010.
Administration of the Plan
The Plan is administered by a committee appointed by the Company’s Board of Directors. Solium Capital Inc. serves as the recordkeeper and Wells Fargo Advisors, LLC (formerly Wachovia Securities LLC) serves as the custodian for the Plan. Administrative expenses of the Plan are paid by the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS, continued
Eligibility
Employees of the Company or Participating Subsidiaries are eligible to participate in the Plan if:
•	their customary employment is more than 20 hours per week and they are employed more than five months in any calendar year;
•	they own less than 5% of the total combined voting power of all outstanding stock of all classes of securities of the Company;
•	they initially enroll in the Plan at least fifteen (15) calendar days prior to the start of the offering period; enrollment in the Plan will automatically continue unless the employee elects to discontinue participation; and
•	they are not eligible to participate in and continue to make contributions to an employee stock purchase plan of the Company other than the Plan.
Participation generally begins on the first day of the offering period.
Effective October 23, 2008, the Plan was amended and restated to provide that, in the case of an employee who (a) was a participant in an employee stock purchase plan of the Company other than the Plan on the offering date of an offering period, and (b) transferred directly to employment with the Company or a Participating Subsidiary during such offering period (a Transferred Employee), he or she is automatically enrolled in the Plan at the contribution rate in effect for the other employee stock purchase plan of the Company in which he or she participated, subject to his or her right to increase, decrease or discontinue contributions under the Plan. Additionally, if a participant transfers directly to employment with a subsidiary that is not a Participating Subsidiary during an offering period, he or she may remain enrolled in the Plan through the earliest of the termination date of such offering period, or the termination of such participant’s employment with such subsidiary.
Participant Accounts
A separate account is maintained by the custodian for each Plan participant. Each participant account reflects the quantity and pricing of common share purchases and sales, dividends reinvested, and investment gains and losses. Assets held in participant accounts are neither assets of the Plan nor the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS, continued
Contributions
The Plan allows participants to elect an after-tax contribution rate of 1% to 15% of the participant’s eligible compensation, which includes straight-time wages or base salary. Bonuses, incentive compensation, overtime, commissions and shift premiums paid to a participant are not included in eligible compensation. Plan participants may modify their contribution rate once during each offering period. Contributions are made through payroll deductions and are held by the Company until the common stock is purchased. Employees may not purchase more than $25,000 worth of common stock through the Plan in any calendar year (based on the fair market value closing price at the beginning of the offering period), and contributions in excess of this amount are refunded to the participant. No interest is paid on contributions made during an offering period, and the Company does not make contributions to the Plan.
Participant contributions are used to purchase shares of the Company’s common stock at the termination of an offering period. Purchases are made in whole and fractional shares. A participant may discontinue his or her contributions to, or withdraw from, the Plan prior to 15 days before the end of an offering period. If contributions are discontinued, the participant may request a refund of all contributions made during the offering period or use these contributions deducted during the current offering period to purchase common stock. Any common stock previously purchased during an offering period remains in the participant’s account even if the participant discontinues contributions or withdraws from the Plan during the current offering period. Common stock purchases are made automatically, unless a participant withdrawal is executed.
A participant’s enrollment in the Plan will generally terminate following the termination of his or her employment with the Company and all Participating Subsidiaries and all contributions made by the participant during the current offering period will be refunded to the participant.
Sale of Common Stock
Common stock purchased under the Plan is subject to a restriction period of 18 months from the date the common stock is purchased. Common stock may not be sold, pledged or transferred during this restriction period.
Dividends
Dividends paid on common stock held in participant accounts are automatically reinvested in additional shares or fractional shares of the Company’s common stock. Common shares purchased with dividends are priced at 100% of the fair market value of the common stock on the date dividends are paid. There is no time requirement for holding common stock purchased with ordinary dividends.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual basis of accounting.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS, continued
Use of Estimates
The preparation of financial statements in conformity with United States (U.S.) generally accepted accounting principles requires the Plan administrator and the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.
3. Participant Deposits Due from the Company and Stock Purchase Payable
As of December 31, 2010 and 2009, the Plan had an obligation to purchase the Company’s common stock on behalf of the participants in an amount equal to the participant contributions held on deposit by the Company. The liability is reflected in the accompanying Statements of Financial Condition as “Stock purchase payable.” Amounts contributed by Plan participants during the offering period from July 1, 2010 to December 31, 2010 and July 1, 2009 to December 31, 2009 are reflected as “Participant deposits due from Peabody Energy Corporation” at December 31, 2010 and 2009, respectively. All shares of the Company’s common stock purchased were deposited directly into the participants’ accounts.
4. Tax Status
The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the Code). The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Section 401(a) of the Code, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Pursuant to Section 423 of the Code, no income, other than dividends on stock held in participant accounts, will be taxable to a participant until disposition of the stock purchased under the Plan. Upon the disposition of the stock, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period and disposition price. Dividends received on stock held in the participant’s account are taxable to the participant as ordinary income. The Plan does not provide for income taxes.
5. Plan Amendments and Termination
The Company may amend or terminate the Plan at any time. However, no amendment may adversely affect participant rights under the Plan in the current offering period. The Plan will continue in effect until the earlier of the date the Company terminates the Plan or the date all of the shares of common stock subject to the Plan, as amended from time to time, are purchased. Although it has not expressed any intent to do so, if the Company terminates the Plan, it will terminate in its entirety, and no further purchase rights will be granted or exercised and no further payroll contributions will be collected. In the event of a termination of the Plan, all contributions held by the Plan would be refunded to the Plan participants at the time of termination.

SIGNATURES
Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan
Date: March 30, 2011	By:	/s/ Sharon D. Fiehler
Sharon D. Fiehler
Member Peabody Energy Corporation Employee Stock Purchase Plan Committee

EXHIBIT INDEX
The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm